

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

December 1, 2006

Via Facsimile (212) 455-2502 and U.S. Mail

Vincent Pagano, Esq.
Avrohom J. Kess, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954

**Re: L-3 Communications Holdings, Inc.
Schedule TO-I filed November 20, 2006
SEC File No. 5-54117**

Dear Messrs. Pagano and Kess:

We have limited our review of the filing to the issue we have addressed in our comment. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options "promptly" after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until after January 1, 2007. Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options.

Closing Comments

Please revise your filings to comply with the comments above as necessary. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions